VF3-21-05



UI
SECURITIES ANI
Washi.

05040002

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48909

SEC MAIL PROCESSING RECEIVED MAR - 1 2005 D.C.

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bedminster Financial Group Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1851 Holicong Road
(No. and Street)

New Hope, PA 18938
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Van Pelt 215-794-9016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

380 Foothill Road, Bridgewater, NJ 08807
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

PROCESSED
APR 04 200
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05
SS

BB

OATH OR AFFIRMATION

I, Robert Van Pelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedminster Financial Group Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public MARLENE L. VAN NEST NOTARY PUBLIC OF NEW JERSEY My Commission Expires October 28, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bedminster Financial Group Ltd.
Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
December 31, 2004 and 2003

Bedminster Financial Group Ltd.
Index to the Financial Statements
December 31, 2004 and 2003

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS
380 Foothill Road ◦ P.O. Box 6483 ◦ Bridgewater, NJ 08807-0483
Phone: 908-231-1000 ◦ FAX: 908-231-6894
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

Independent Auditors' Report

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.

We have audited the accompanying statements of financial condition of Bedminster Financial Group Ltd. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedminster Financial Group Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supporting schedule, Computation of Net Capital, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 5, 2005

Bedminster Financial Group Ltd.
Statements of Financial Condition

	December 31,	
	2004	2003
Assets		
Cash and equivalents	$ 14,951	$ 11,452
Deposit at clearing broker	25,000	25,000
Commissions receivable	3,932	1,432
Prepaid expenses	6,985	7,711
Loan receivable	-	1,500
Lease advances	-	2,260
Total Current Assets	50,868	49,355
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $99,138 and $89,452, respectively	24,160	23,469
Other Assets		
Deferred tax asset	15,000	17,900
Total Assets	90,028	90,724
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	18,750	12,930
Income taxes payable	700	700
Total Current Liabilities	19,450	13,630
Stockholders' Equity		
Common stock - $.001 par value, 100,000 shares authorized, 100 shares issued, 90 shares outstanding	-	-
Additional paid in capital	1,053,687	1,053,687
Retained deficit	(973,109)	(966,593)
Treasury stock, 10 shares at cost	(10,000)	(10,000)
Total Stockholders' Equity	70,578	77,094
Total Liabilities and Stockholders' Equity	$ 90,028	$ 90,724

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Operations

	Year Ended December 31,	
	2004	2003
Revenues		
Commissions	$ 96,404	$ 125,462
Interest income	2,649	4,058
Insurance and annuity income	234,321	190,308
Private placement fees	195,363	475,475
Consulting fees	25,183	86,178
Total Revenues	553,920	881,481
Expenses		
Trading and clearing expenses	8,156	4,664
Officer's compensation	15,765	-
Office salaries	31,584	86,125
Employee benefits	21,495	32,402
Payroll tax expense	4,116	8,522
Sales and travel expenses	52,132	39,982
Regulatory fees and expenses	12,021	6,473
Seminar expenses	34,751	28,893
Bank services charges	819	1,031
Rent	46,236	18,403
Furniture lease	2,260	4,548
Licenses, dues and fees	1,326	2,414
Office and postage	15,174	21,458
Telephone	7,922	7,790
Telecommunications	4,982	4,893
Utilities	7,200	7,964
Insurance	2,447	2,386
Professional services	16,547	15,790
Outside services	40,162	25,056
Commission expense	196,791	472,022
Outside consulting services	14,475	73,984
Depreciation expense	9,686	10,467
Repairs and maintenance	3,998	237
Education and training expense	2,146	4,189
Gifts	4,197	1,784
Interest expense	448	790
Total Expenses	556,836	882,267
Loss From Operations	(2,916)	(786)
Provision for Income Taxes	3,600	500
Net Loss	$ (6,516)	$ (1,286)

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Changes in Stockholders' Equity
December 31, 2004 and 2003

	Common Stock	Additional Paid in Capital	Retained Deficit	Treasury Stock	Total Stockholders' Equity
Balances at December 31, 2002	$ -	$ 1,053,687	$ (965,307)	$ (10,000)	$ 78,380
Net loss for year ended December 31, 2003	-	-	(1,286)	-	(1,286)
Balances at December 31, 2003	-	1,053,687	(966,593)	(10,000)	77,094
Net loss for year ended December 31, 2004	-	-	(6,516)	-	(6,516)
Balances at December 31, 2004	$ -	$ 1,053,687	$ (973,109)	$ (10,000)	$ 70,578

See notes to the financial statements.

Bedminster Financial Group Ltd.
Statements of Cash Flows

	Year Ended December 31,	
	2004	2003
Cash Flows From Operating Activities		
Net Loss	$ (6,516)	$ (1,286)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Depreciation and amortization	11,946	15,015
Loan conversion to outside services	1,500	-
Deferred income tax provision	2,900	-
Changes in Assets and Liabilities		
(Increase) in commissions receivable	(2,500)	(1,432)
Decrease (increase) in prepaid expenses	726	(4,060)
Increase in accounts payable and accrued expenses	5,820	3,779
Increase in income taxes payable	-	500
Total Adjustments	20,392	13,802
Net Cash Provided by Operating Activities	13,876	12,516
Cash Flows From Investing Activities		
Cash purchases of furniture, equipment and improvements	(10,377)	-
Loan proceeds paid	-	(1,500)
Net Cash (Used) by Investing Activities	(10,377)	(1,500)
Net Increase in Cash and Equivalents	3,499	11,016
Cash and Equivalents - Beginning of Year	36,452	25,436
Cash and Equivalents - End of Year	$ 39,951	$ 36,452

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2004	2003
Cash paid during the year for:		
Income taxes	$ 700	$ -
Interest	$ 448	$ 790

See notes to the financial statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Bedminster Financial Group Ltd. (formerly known as Prime Core, Inc.) is an introducing broker-dealer clearing accounts on a fully disclosed basis through Pershing, a Division of Donaldson, Lufkin & Jenrette Securities Corporation. The Firm operates under (k)(2)(ii) Exemption to Securities and Exchange Commission Rule 15c3-3 and does not carry or clear customer accounts. The Company is also involved in financial planning for individuals and small corporations.

Revenue Recognition

Customers' securities transactions and related expenses are recorded on a settlement date basis. Commissions receivable include 12-B-1 fee income on mutual fund transactions occurring in 2004 and 2003 but not received until 2005 and 2004, respectively. These commissions, net of related expense to commissioned representatives, have been categorized as a non-allowable asset for the computation of net capital per SEC Rule 15c3-1. Commissions, private placement fees, and related clearing expenses are recorded on a trade date basis as security transactions occur. Consulting fees are recognized when earned per agreement terms.

Cash and Equivalents

For the purpose of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Deposit at Clearing Broker

A minimum required deposit of $25,000 is to be maintained with Pershing per the clearing agreement. This deposit is considered as cash and equivalents for the statement of cash flows purposes.

Furniture, Fixtures and Equipment

Depreciation of furniture, fixtures and equipment is computed using both straight line and accelerated methods with estimated useful lives of five to seven years. Leasehold improvements are amortized over thirty-nine years, straight line method. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they related. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements at cost, less accumulated depreciation and amortization, consists of the following:

	December 31, 2004	December 31, 2003
Furniture and fixtures	$ 60,697	$ 60,697
Equipment	37,436	37,436
Leasehold improvements	25,165	14,788
Subtotal	123,298	112,921
Less accumulated depreciation and amortization	99,138	89,452
Total	$ 24,160	$ 23,469

Depreciation expense charged to operations was $9,686 and $10,467 in 2004 and 2003, respectively.

RELATED PARTY TRANSACTIONS

On December 30, 1998 the company entered into an agreement with one of its shareholders to lease furniture and equipment under an operating lease through June 30, 2004. The lease agreement calls for payments equal to 10% of the pre-tax profit per month, or $300 minimum, through December 31, 2001. During 1999, the remaining lease payments were accelerated and paid in full. $25,000 was paid to the shareholder in 1999 as full consideration of the lease. This accelerated payment will be amortized over the life of the lease, or 66 months, on a straight line basis. For the years ended December 31, 2004 and 2003, $2,260 and $4,548, respectively, was amortized for this lease.

The company leases office space on a month to month basis from its majority shareholder. Rent expense of $46,236 and $18,403 was paid to the shareholder for the years ended December 31, 2004 and 2003, respectively.

For the years ended December 31, 2004 and 2003, consulting fees of $25,500 and $16,000, respectively, were paid to a company owned 100% by the spouse of one of the company's shareholders.

INCOME TAXES

The income tax provision is comprised of the following:

	Federal	State	Total
Year Ended December 31, 2004			
Current	$ -	$ 700	$ 700
Deferred	2,900	-	2,900
	$ 2,900	$ 700	$ 3,600
Year Ended December 31, 2003			
Current	$ -	$ 700	$ 700
Deferred	-	-	-
	$ -	$ 700	$ 700

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the future benefit of net operating loss carryforwards.

The Company has remaining approximately $310,444 and $28,630 of available net operating loss carryforwards which may be used to reduce Federal and State taxable income expiring through the years 2024 and 2011, respectively.

The Company's deferred tax asset is comprised of the following:

	December 31,	
	2004	2003
Federal	$ 46,567	$ 47,148
State	2,863	3,215
Valuation Allowance	(34,430)	(32,463)
Net Deferred Tax Asset	$ 15,000	$ 17,900

The change in the valuation allowance was $1,967 and $2,018 for the years ended December 31, 2004 and 2003, respectively.

INCOME TAXES, *continued*

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

LOAN RECEIVABLE

The loan receivable at December 31, 2003 was a short term demand loan bearing interest at 6%. The receivable balance was settled in lieu of outside services performed for the Company by the borrower in 2004.

PROFIT SHARING PLAN

The company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. There were no contributions to the profit sharing plan in 2004 or 2003.

The Plan also provides an employee savings provision (401(k) plan) whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company contributes an amount equal to 5% of the participant's elective contribution, up to 5% of the participant's compensation. There were no contributions to the 401(k) plan in 2004 or 2003.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2004, the Company had net capital of $20,501 which was $15,501 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2004 was .95 to 1. At December 31, 2003, the Company had net capital of $23,264 which was $18,264 in excess of its required net capital of $5,000. The Company's net capital ratio at December 31, 2003 was .59 to 1.

Bedminster Financial Group Ltd.
Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

	As of December 31,	
	2004	2003
NET CAPITAL		
Total Stockholders' Equity	$ 70,578	$ 77,094
Total Capital and Allowable Subordinated Liabilities		
Deductions and/or Charges		
Non-allowable assets		
Commissions receivable	3,932	990
Prepaid expenses	6,985	7,711
Loan receivable	-	1,500
Lease advances	-	2,260
Furniture, equipment and improvements	24,160	23,469
Deferred tax asset	15,000	17,900
Total Non-Allowable Assets	50,077	53,830
Net Capital Before Haircuts on Securities Positions	20,501	23,264
Haircuts on securities		
Haircut on money market funds	-	-
Total Haircuts on Securities Positions	-	-
Net Capital	20,501	23,264
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	18,750	12,930
Income taxes payable	700	700
Total Aggregate Indebtedness	19,450	13,630
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 1,297	$ 909
Minimum dollar net capital requirement	5,000	5,000
Net Capital Requirement	5,000	5,000
Excess Net Capital	$ 15,501	$ 18,264
Ratio Aggregate Indebtedness to Net Capital	.95 to 1	.59 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2004 and 2003)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 23,911	$ 30,422
Net audit adjustments - under accrual of accounts payable and depreciation	(3,410)	(7,158)
Net capital per above	$ 20,501	$ 23,264

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

380 Foothill Road ◦ P.O. Box 6483 ◦ Bridgewater, NJ 08807-0483
Phone: 908-231-1000 ◦ FAX: 908-231-6894
Website: www.rrbb.com ◦ E-Mail: info@rrbb.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholders
of Bedminster Financial Group Ltd.

In planning and performing our audit of the financial statements of Bedminster Financial Group Ltd. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Bedminster Financial Group Ltd. that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. The Company introduces and forwards as a broker all transactions and accounts of customers to clearing brokers who carry such accounts on a fully disclosed basis; the Company handles no funds or securities of such customers. The Company effects transactions in securities for its own account through the clearing broker. Due to the nature of its business, the Company is exempt from rule 15c3-3 and various other SEC Rules and Regulations. Accordingly, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. At December 31, 2004, the Company was in compliance with the conditions of its exemption from rule 15c3-3 and no facts came to our attention during our audit that indicated that such conditions had not been complied with during the year under review.

Rosenberg Rich
Baker Berman
& COMPANY
A PROFESSIONAL ASSOCIATION OF
CERTIFIED PUBLIC ACCOUNTANTS

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to above and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purpose.

Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
February 5, 2005